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                                                                   Exhibit (l.1)

                 [SEI Investments Distribution Co. letterhead]



April 20, 2000


iShares Trust
c/o Barclays Global Fund Advisors
45 Fremont Street
San Francisco, CA 94105


Ladies and Gentlemen:

We propose to acquire shares of beneficial interest (the "Shares") of the iShares Trust (the "Trust") for a total price of $100,000. We will purchase the Shares in a private offering prior to the effective date of the Form N-1A registration statement filed by the Trust under the Securities Act of 1933 and the Investment Company Act of 1940. The Shares are being purchased pursuant to section 14 of the Investment Company Act of 1940 to serve as the seed capital for the Trust prior to the commencement of the public offering of its Shares.

We consent to the filing of this Investment Letter as an exhibit to the Form N-1A registration statement of the Trust.

Sincerely,

SEI INVESTMENTS DISTRIBUTION CO.



By: ______________